Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. A portfolio is required to make distributions of any income and gains realized in the prior fiscal year. If a portfolio has a net investment loss or realized losses in the current year, such distributions may be in excess of the Portfolio's cumulative income and/or gains. However, a distribution in excess of net investment income or a distribution in excess of net realized gain is not a return of capital for tax purposes. These differences are due to differing treatments for items such as deferral of wash sales, foreign currency transactions, net operating losses and capital loss carryovers. Permanent items identified in the period ended July 31, 2004, have been reclassified among the components of net assets as follows:

        Undistributed           Undistributed           Paid-In
        Net Investment          Net Realized            Capital
           Income                 Gain/(Loss)
Janus Adviser Growth Fund
            $1,555,429            $6,391               $(1,561,820)
Janus Adviser Mid Cap Growth Fund
            $1,439,807            $162,762,225         $(164,202,032)
Janus Adviser Worldwide Growth Fund
           $(939,219)             $939,219             $0
Janus Adviser Balanced Fund
            $232,510              $13,050              $(245,560)
Janus Adviser Flexible Income Fund
           $305,016               $(305,016)           $0
Janus Adviser International Growth Fund
           $(91,331)              $91,331              $0
Janus Adviser Money Market Fund
           $0                     $0                   $0
Janus Adviser Capital Appreciation Fund
            $3,248,818            $(1,309)             $(3,247,509)
Janus Adviser Core Equity Fund
            $101,194              $135                 $(101,329)
Janus Adviser Growth and Income Fund
            $64,419               $(64,419)            $0
Janus Adviser Foreign Stock Fund
            $9,381                $125                 $(9,506)
Janus Adviser Risk-Managed Growth Fund
           $280,034               $(280,034)           $0
Janus Adviser Risk-Managed Core Fund
           $27,247                $(27,248)            $1
Janus Adviser Mid Cap Value Fund
           $(2,304)               $2,304               $0
Janus Adviser Small Company Value Fund
           $29,545                $(27,323)            $(2,222)